
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 31, 2009

Via Facsimile (203) 854-1652 and U.S. Mail
Duane Berlin, Esq.
Lev & Berlin, P.C.
200 Connecticut Avenue
Norwalk, CT 06854

      Re: **Orbcomm, Inc.**
                Preliminary Proxy Statement on Schedule 14A filed March 24, 2009
                by John C. Levinson
                Soliciting Materials filed on Schedule 14A filed on
                March 26, 2009
                File No. 1-33118

Dear Mr. Berlin:

        We have conducted a limited review of the filings listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement filed March 24, 2009

Letter to Shareholders

1.   You encourage shareholders to vote for your nominees to "increase…direct stockholder representation on the Orbcomm board." It would appear that the nominees for the Board if elected would own in the aggregate approximately only 1% of outstanding shares. In

contrast, it appears that current directors of the company own in the aggregate approximately 20% of outstanding shares. It is therefore, unclear how a vote for your nominees would result in an increase of direct stockholder representation. Please revise and clarify.

2. Please clarify in the letter and throughout the proxy that proposal 2 is precatory in nature under the requirements of Delaware law, if true. That is, wherever the declassification proposal is mentioned, clarify that if the majority of shareholders voted "yes", such approval would not result in declassification. Rather, approval of the proposal would only obligate the Board to take the steps necessary to consider whether it should request a subsequent shareholder vote on declassification. In addition, confirm that in future additional soliciting materials referencing this proposal you will also make the foregoing clarification.

3. We note the participants reserve the right to vote for a replacement candidate for election as director. Advise us, with a view toward revised disclosure, whether the participants are required to identify such replacement candidates in order to comply with any applicable company advance notice bylaw. In addition, revise to provide the biographical information with respect to the replacement candidate nominee(s) who may be invited to serve should the nominees for director who have consented to be named and to serve if elected are not able to do so. Rule 14a-4(d)(1), as the participants are aware, does not confer the authority to vote for any person who is not a bona fide nominee.

4. Please select the color of your proxy card.

General

5. In a separate section of the proxy statement, include a discussion of the background involvement of the participants with Orbcomm, Inc., including any written or other contacts with representatives of the company.

6. Provide disclosure that outlines in a succinct manner the relationship between the participants such as, for example, the relationship between the participants and Centripetal Capital Partners, LLC.

7. It appears that Redwood Capital along with other shareholders contacted the company beginning in the fall of 2008. Please clarify whether Redwood Capital is currently engaged by, or an affiliate of any of the current participants. In addition, please provide your analysis of whether Redwood Capital is a participant in the current solicitation. See Instruction 3 to Item 4(b) of Schedule 14A.

8. Describe the provisions of the company's governing instruments which you believe permit you to call a vote on your proposals at the annual meeting. While we note disclosure on page 6 of the proxy, please further describe any steps you have taken to

comply with these provisions, such as compliance with any applicable advance notice provisions.

Why You Should Vote for Our Nominees, page 3

9. We refer you to disclosure on page 12 and the agreements you disclose were entered into by Messrs. Miron and Chrust in connection with possible capital raising and/or going private transactions. Please explain how such agreements factor into the nominees' proposed plans to "capitalize on …opportunities, re-vitalize growth and increase shareholder value." We may have further comment.

10. Please include disclosure regarding the conflict of interest that exists given the agreements to which your nominees are party which allow them to be compensated in the event that the company engages in a capital raising transaction and/or an acquisition transaction involving the company.

11.   You indicate the nominees' intent to effect management and "market engagement strategy" changes. Similar to the disclosure you provide on page 8, wherever you reference the changes the nominees hope to effect, please disclose the limitations on the nominees' ability to effect such changes given that they would constitute a minority of the Board.

<u>Current Board Chairman and His Son Have Presided Over Underperformance, page 3</u>

12.   You disclose that since Marc Eisenberg was appointed as Chief Executive Officer, Orbcomm shares have fallen approximately 77%. Please provide support for the implied assertion that Orbcomm's share price decline is directly attributable to the performance of Mr. Eisenberg. Specifically, please balance your disclosure and reference the impact on Orbcomm's share price caused by the significant market volatility that was also experienced during the same period.

13.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

- "[w]e believe the company must pursue a more aggressive market engagement strategy…to capitalize on its <u>vast opportunities</u>…"; (emphasis added);

- "[t]he Company has not capitalized on its valuable technology and asset infrastructure, and has failed to deliver on subscriber growth…";

- "[t]he demand for the types of services and solutions the Company could be providing has grown and is expected to grow dramatically in a global business environment…";

- reference to the projected growth rate for connected device growth "(which best represents the opportunity for Orbcomm) of 70% compounded over the same time period…"

- "[a]gainst this <u>substantial</u> market opportunity, management's operating performance…have disappointed time and again…" (emphasis added);

- "[w]e believe that weak growth in subscriber communicators contributed to disappointing revenue growth…";

- "[m]anagement has failed to demonstrate the strategic vision and operational expertise necessary to develop and achieve the full commercial potential of the Company's technology and its applications…"; and,

- [w]ithout significantly accelerating EBITDA growth, the Company may not have the financial resources to stay within management's 2010-2012 timeframe for the next phase of ..development."

Where the basis of support is other documents such as the Company's documents citing to the Harbor Research, Inc. report, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

14.   Please provide support for your statement that "adjusted EBITDA could be substantially higher than the $1.6 million reported for full year 2008 if there were greater emphasis on revenue growth."

15.   You disclose that the current CEO, prior to joining ORBCOMM, had limited relevant, material experience or expertise in corporate management or in information and telecommunications technologies. Please clarify that Mr. Marc Eisenberg has been employed by Orbcomm in executive level positions since 2002.

16.   Explain the statement that the Company's opportunities remain very "promising." Identify the "lost opportunities" to which you make reference. In revising your disclosure, please address the specific plans your nominees have to realize such "opportunities" in the current economic and market environment.

17.   Please revise your disclosure to explain technical terms or acronyms used. Also, explain in your disclosure the meaning of "excess return" (page 4).

We seek to Increase Value for all Shareholders, page 5

18.   We note the statement that each of your nominees has "vast" operational experience and financial knowledge. We further note the biographical information presented on page 7. Mr. Chrust's level of operational experience does not appear to be as significant as that of Mr. Miron. Please revise your disclosure to support your statement that both your nominees have "vast" or long histories of operational experience.

Our Action Plan, page 5

19.   Please provide further support regarding why a change is needed from the Company's "flawed strategy" of positioning itself as a pure wholesaler of satellite transport services. Provide support for your implied assertion that the alternate market engagement strategy would be more successful than the strategy currently being used.

20.   We note your disclosure that Mr. Miron has been "instrumental in evaluating ORBCOMM's operations and developing recommendations for improving and creating

shareholder value upon the election of [your] Nominees." Disclose who received that evaluation. Were the results of the evaluation the reason, in whole or in part, your decision to nominate a slate to compete with the company's slate of nominees?

21.   Describe the "objectives" Mr. Miron has defined in connection with the appointment of new members of management.

22.   Provide support for your disclosure that management has "repeatedly stated its firm commitment to avoid raising capital, including the willingness to defer the launch schedule in order to conserve cash if necessary."

23.   Please revise to disclose the terms of the $25 million in financing your nominees' believe is necessary to fully deploy the next generation of satellites. In particular, please specify:

•   why you believe $25 million versus any other amount is needed;
•   when you believe such action could be approved given what you indicate has been reluctance on the part of company management to engage in a capital raising transaction;
•   the challenges parties face in raising capital given the current economic environment;
•   further details of the conversations and contacts made regarding the terms and likelihood of such financing being made available; and,
•   details regarding the number and types of persons or entities contacted.

24.   Clarify under this heading whether the financial advisory firm referenced on page 12 is assisting the nominees currently with respect to the $25 million capital raising transaction you are describing in this bullet point. Further supplement your disclosure to specify the amount of the fee arrangements Mr. Miron indicated the Company would potentially pay to the advisory firm and Mr. Chrust (in his capacity as a consultant) should a financing be arranged.

25.   We refer you to disclosure on page 12. Please provide disclosure of Mr. Miron's agreements to locate potential investors who would be willing to take the company private. Please identify the parties to such agreements and explain the details of such agreements. Disclose why Messrs. Miron and Chrust believed that such agreements were warranted and whether either of the nominees intends to lobby for a going private transaction if elected to the Board.

Proposal No. 2

26.   Please explain why you regard "as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders."

Other Proposals, page 9

27.   As done on page 2 of the proxy statement and on the form of proxy card, please revise your disclosure on this page to clarify that proxies may only be voted at the discretion of the proponent on matters which the proponent did not know a reasonable time before the solicitation. Clarify that you will provide updated information if any such action occurs in advance of the meeting date and within a reasonable amount of time such that supplemental soliciting materials could be disseminated. See Rule 14a-4 (c) (3).

Additional Information, page 11

28.   You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Proxy Solicitation; Expenses, page 11

29.   It appears that you intend to solicit proxies in person, via mail, telephonically, through telecopier, telegraph or email. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

30.   Your disclosure elsewhere suggests that you will solicit proxies via the Internet. Please confirm. If you do solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

31.   Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

32.   Please supplement your disclosure to specify the solicitation costs incurred to date. See Item 4(b)(4) of Schedule 14A.

Certain Information Concerning the Participants, page 12

33.   Supplementally provide us with the agreements referenced in this section that were executed between the nominees and the banking and/or financial advisory firms. Please

tell us if any of the banking firms and/or advisory firms provided funds to the participants to assist in engaging in the current solicitation. We may have further comment.

Form of Proxy Card

34.   We refer you to Rule 14a-4(a)(1). Please revise the form of proxy to clearly indicate that the proxy is not being solicited by the Board of Directors of the company.

Soliciting Materials Filed on March 26, 2009

35.   Please ensure that each written communication used during the solicitation conforms with the requirements of 14a-12 of Regulation 14A. In this regard, the presentation materials filed did not include the information specified in 14a-12 (a)(1)(i) and include the legend specified by 14a-12(a)(1)(ii). Please ensure that written materials filed in the future comply with the requirements specified in Rule 14a-12.

36.   Please provide us with support for the statements you make with respect to the following statements:

- the statement that Orbcomm is a "uniquely positioned but under-managed asset";
- the market share and CAGR estimates cited to throughout the materials; and,
- references to the recurring nature of service revenue that has "significant potential to increase" and the potential for "very high returns at scale."

    Where the basis of support is other documents , provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

37.   We refer you to the footnote accompanying the data presented on page 31 of the presentation. As noted therein, the estimates provided were based on a subjective extrapolation of data by the participants. Please supplementally provide us with support for such estimates. Where the basis of support are other documents, such as the Oppenheimer research report referenced, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. In addition, advise us what consideration, if any, has been given to adhering to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980).

38.   Avoid statements that directly or indirectly impugn character, integrity or personal

reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Please revise to delete or provide a sufficient basis for your assertions in the document. For example, you refer to the father and son relationship between the Chairman of the Board and the CEO that creates "manifestly inappropriate and unacceptable" conflict of interests for both Messrs. Eisenberg."

39.   In future filings, please highlight your nominees' limitations in effecting any of the strategies and plans you describe given that they would constitute a minority of the Board.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

·   the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Daniel

Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.
.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions